Exhibit 8.1
List of Subsidiaries of SK Telecom Co., Ltd.
(As of December 31, 2007)

Subsidiary Name	Jurisdiction of Incorporation
SK Telink Co., Ltd.	Korea
SK Communications Co., Ltd.	Korea
SK Wyverns Baseball Club Co., Ltd.	Korea
Global Credit & Information Corp.	Korea
PAXNet Co., Ltd.	Korea
Loen Entertainment, Inc.	Korea
IHQ, Inc.	Korea
TU Media Corp.	Korea
AirCross Co., Ltd.	Korea
Ntreev Soft Co., Ltd.	Korea
Commerce Planet Co., Ltd.	Korea
The First Music Investment Fund of SK-PVC	Korea
The Second Music Investment Fund of SK-PVC	Korea
SK-KTB Music Investment Fund	Korea
IMM Cinema Fund	Korea
Michigan Global Cinema Fund	Korea
SK i-media Co., Ltd.	Korea
YTN Media, Inc	Korea
Konan Technology Co., Ltd.	Korea
SK Telecom China Co., Ltd.	China
ULand Company Limited	China (Hong Kong)
SKT Vietnam Pte., Ltd.	Singapore
SK Telecom USA Holdings, Inc.	United States
HELIO Inc. & Helio LLC	United States
SK Telecom International Inc.	United States
SK Cyberpass, Inc.	Japan